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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
                                Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                U.S. INTEC, INC.
                           (Name of Subject Company)
                                U.S. INTEC, INC.
                       (Name of Person Filing Statement)

                     Common Stock, Par Value $.02 Per Share
                         (Title of Class of Securities)
                                  912084-10-0
                     (CUSIP Number of Class of Securities)
                            ------------------------

                                 Danny J. Adair
                     President and Chief Executive Officer
                                U.S. Intec, Inc.
                                1212 Brai Drive
                            Port Arthur, Texas 77643
                                 (409) 724-7024

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                With a copy to:


                            Michael E. Dillard, P.C.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1700 Pacific Avenue, Suite 4100
                              Dallas, Texas 75201
                                 (214) 969-2800

Item 1. Security and Subject Company


     The subject company is U.S. Intec, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 1212 Brai Drive, Port Arthur, Texas 77643. The title of the class of equity securities to which this statement (the "Statement") relates is the Company's common stock, par value $.02 per share ("Share", collectively the "Shares").


Item 2. Tender Offer of the Bidder


     This Statement relates to a tender offer made by USI Acquisition Company, a Texas corporation ("Purchaser"), to purchase up to all of the outstanding Shares at a price of $9.05 per Share, net (subject to any applicable withholding tax) to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the offer to purchase dated September 21, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). Purchaser is a wholly owned subsidiary of G-I Holdings, Inc., a Delaware corporation ("Parent"), which is a wholly owned subsidiary of GAF Corporation ("GAF"). The Offer is disclosed in a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), dated September 21, 1995, filed by Parent and Purchaser with the Securities and Exchange Commission (the "Commission"). According to the Schedule 14D-1, the address of the principal executive offices of Parent is 818 Washington Street, Wilmington, Delaware 19801, and the address of the principal executive offices of Purchaser is 1361 Alps Road, Wayne, New Jersey 07470. The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of September 15, 1995, by and among Parent, Purchaser and the Company (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference in its entirety. Certain provisions of the Merger Agreement are described below in Item 3(b)(2).


Item 3. Identity and Background

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b)(1) Arrangements with Executive Officers, Directors and Affiliates.


     Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder, dated September 21, 1995, which is attached as Annex II hereto and incorporated herein by reference in its entirety.


     Except as described herein in response to Item 3(b)(1) or 3(b)(2), to the best knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or the executive officers, directors or affiliates of each of them.

     (b)(2) The following is a summary of certain provisions of the Merger Agreement and the other agreements described under "Other Arrangements" below, copies of which are filed as Exhibits hereto and are incorporated herein by reference in their entirety. This summary is qualified in its entirety by reference to such Exhibits.

The Merger Agreement


     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable after the execution and delivery thereof. Without the prior written consent of the Company, Purchaser will not (and Parent has agreed not to cause Purchaser) to (i) decrease the Offer Price or modify the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (ii) change the conditions to the Offer, (iii) impose additional conditions to the Offer, (iv) extend the Expiration Date (which pursuant to the Merger Agreement is 12:00 midnight New York City time, on Thursday, October 19,
1995), except as required by law and except that Purchaser may extend the Expiration Date for not more than (x) 180 calendar days from the date the Offer initially is commenced to comply with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including the rules and regulations promulgated pursuant thereto (the "HSR Act"), and (y) 90 calendar days from the date the Offer initially is commenced to satisfy any condition to the Offer, or (v) amend any term of the Offer in any manner materially adverse to holders of Shares, provided that, irrespective of the foregoing, the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission.



     Board Representation. The Merger Agreement provides that promptly upon the purchase by Parent or any of its subsidiaries of such number of Shares which represents at least two-thirds of the Shares outstanding (calculated on a fully diluted basis), and from time to time thereafter, Parent will be entitled to designate such number of directors, rounded up to the next whole number as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), representation on the Board of Directors of the Company (the "Board") equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). The Company has agreed, upon the request of Parent, promptly to satisfy the Board Percentage by increasing the size of the Board or using its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board and to cause Parent's designees promptly to be so elected. In this connection, Parent and Purchaser have agreed to supply the Company with any information with respect to either of them and their respective nominees, officers, directors and affiliates as may be required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Following the election or appointment of Parent's designees pursuant to the Merger Agreement and prior to the effective time (the "Effective Time") of the merger (the "Merger"), any amendment or termination of the Merger Agreement, any extension for the performance or any waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder, will require the concurrence of a majority of the directors of the Company then in office who were directors on the date of the Merger Agreement and who voted to approve the Merger Agreement, provided that any such director remains in office.



     Consideration to be Paid in the Merger. The Merger Agreement provides that upon the terms and subject to the conditions set forth therein, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding immediately prior to the Effective Time (excluding Shares owned directly or indirectly by the Company or any of its subsidiaries, or by Parent, Purchaser or any other subsidiary of Parent and Dissenting Shares (as defined below)) will be converted into the right to receive the amount per Share in cash which, consistent with Rule 14d-10 under the Exchange Act, is equal to the highest price offered for each Share in the Offer, without any interest thereon, less any required withholding taxes (the "Merger Consideration"). Each of the shares of capital stock of Purchaser outstanding immediately prior to the Effective Time will be converted into and become one fully paid and nonassessable share of common stock, $.02 par value, of the Surviving Corporation, which thereupon will become a direct wholly owned subsidiary of Parent. In addition, at the Effective Time, each then outstanding option to purchase Shares under the Company's 1985 stock option plan and the Company's 1994 Long-Term Incentive Plan, whether or not then exercisable, will, in settlement thereof, be converted into the right to receive for each Share underlying such option, an amount (subject to applicable withholding tax) in cash equal to the difference between the Offer Price and the per Share exercise price of such option (to the extent such difference results in a positive number); provided that with respect to any holder of an option who then is subject to the provisions of Section 16(a) of the Exchange Act, any such settlement amount will, upon the written request of such holder, be paid as soon as practicable after the first date payment lawfully can be made without liability being incurred by such holder under Section 16(b) of the Exchange Act. The Merger Agreement provides that the surrender of an option to the Company in exchange for the settlement amount described above will constitute the release by the option holder of all rights he or it then may have in respect of the option which, upon such surrender, will be cancelled. Prior to the Effective Time, the Company will use its commercially reasonable best efforts to obtain all necessary consents or releases from holders of options under the aforementioned share option plans. The Merger Agreement further provides that, except as otherwise agreed to by the parties, all Company option plans will terminate at the Effective Time and the Company will take all action necessary to ensure that from and after the Effective Time no participant will have any rights to acquire any equity securities (including Shares) of the Company, the Surviving Corporation or any subsidiaries thereof.


     Shares that are outstanding immediately prior to the Effective Time and which are held by shareholders who have not voted in favor of the Merger or consented thereto in writing and who have demanded properly in writing appraisal for such Shares in accordance with Section 5.12 of the Texas Business Corporation Act (the "TBCA") (collectively, the "Dissenting Shares") will not be converted into or represent the right to receive the Merger Consideration. Such shareholders instead will be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 5.12, except that all Dissenting Shares held by shareholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Shares under such Section 5.12 will thereupon be deemed to have been converted into, at the Effective Time, the right to receive, without any interest thereon, the Merger Consideration.

     Closing; Effectiveness of the Merger. Unless the Merger Agreement shall have been terminated and the transactions contemplated thereby (including the Offer and the Merger) shall have been abandoned, and subject to the satisfaction or waiver of the conditions to closing prescribed therein, the closing of the Merger will occur on the second business day after satisfaction of the conditions set forth in the Merger Agreement (or as soon as practicable thereafter following satisfaction or waiver of such conditions). The Merger will become effective upon the filing of Articles of Merger and the issuance of a certificate of merger by the Secretary of State of Texas under the TBCA.

     Shareholder Meeting. The Merger Agreement provides that if required by applicable law, as soon as practicable following acceptance for payment and payment for Shares in the Offer, the Company will prepare requisite proxy solicitation materials and duly call a meeting (the "Special Meeting") of its shareholders for the purpose of approving the Merger Agreement and the transactions contemplated thereby. At the Special Meeting, Parent will cause all the Shares of the Company then owned by Parent and Purchaser and any of their respective subsidiaries or affiliates to be voted in favor of the Merger.

     If Purchaser acquires at least 90% of the outstanding Shares of the Company in the Offer, the Merger may be effected as soon as practicable following consummation of the Offer, without a meeting of the Company's shareholders in accordance with the provisions of the TBCA.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to organization, standing and power, capital structure, authority, no violations and consents and approvals, Commission documents, information supplied, compliance with applicable laws, litigation, taxes, pension and benefit plans, opinion of financial advisor, vote required, intangible property, environmental matters, material contracts, related party transactions, no material changes, finder's fees, liens, and other matters.

     Parent and Purchaser also have made certain representations and warranties with respect to organization, standing and power, authority, no violations and consents and approvals, information supplied, and other matters.

     Conduct of Business Pending the Merger. The Company has agreed that during the period from the date of the Merger Agreement to the Effective Time, except as otherwise provided in the Merger Agreement or as consented to by Parent, the Company and its subsidiaries will conduct their businesses only in the regular and ordinary course consistent with past practice, and will use all reasonable efforts to preserve intact their business organizations and preserve their relationships with third parties with whom they have business dealings such that their goodwill and ongoing business will not be impaired in any material respect at the Effective Time.


     Other Agreements. The Company, Parent and Purchaser have agreed to take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on each such parties with respect to the Offer, the Merger and the transactions contemplated by the Shareholders Agreement (including furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity (as defined in the Merger Agreement)) and promptly to cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Offer, the Merger and the transactions contemplated by the Shareholders Agreement; provided that Parent need not so comply if required by the Department of Justice or any other Governmental Entity to hold separate, sell or otherwise dispose of any subsidiary of Parent or the Company or assets or properties of any of the foregoing. Each of the Company, Parent and Purchaser will take, and will cause its subsidiaries to take, all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public authority or private third party, required to be obtained or made by the Company, Parent or any of their subsidiaries in connection with the Offer, the Merger, or the taking of any action contemplated thereby. Parent and the Company also have made certain agreements regarding access to information and holding in confidence information so furnished.



     The Merger Agreement also provides that for a period of six years after the Effective Time, Parent and the Surviving Corporation, as applicable, will indemnify, defend and hold harmless, each person who was an officer or director of the Company or any of its subsidiaries (the "Indemnified Parties"), against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (not unreasonably to be withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of the Company or any of its subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby. Parent and the Surviving Corporation, as the case may be, have agreed to pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted by law.



     No Solicitation. The Company has agreed that, from and after the date of the Merger Agreement until the termination thereof, the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it permit or authorize any of its respective officers, directors, employees, representatives, agents or affiliates, to directly or indirectly, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), nor take any other action to facilitate any inquiries or the making of any proposal that constitutes, nor may reasonably be expected to lead to any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries, or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, provided that the Board is not prohibited from (i) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited, written, bona fide Acquisition Proposal, if, and only to the extent that, (A) the Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Board to comply with its fiduciary duties to shareholders under applicable law, and (B) prior to taking such action, the Company (x) provides reasonable notice to Parent to the effect that it is taking such action, and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form, or (ii) disclosing to the Company's shareholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 under the Exchange Act or from making such disclosures to the Company's shareholders which in the judgment of the Board, made in good faith after consultation with and based upon the advice of independent legal counsel, is required under applicable law. The term "Acquisition Proposal" means any of the following transactions (other than transactions among the Company, Parent and Purchaser contemplated in the Merger Agreement) involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of the Company and its subsidiaries outside of the ordinary course of business; (iii) any tender or exchange offer for the outstanding capital shares of the Company or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.



     Fees and Expenses. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses; provided that, if the Company terminates the Merger Agreement under certain circumstances, the Company has agreed to pay Parent the sum of $1,500,000 and to pay Parent's fees and expenses (including counsel fees) incurred in connection with the transactions contemplated by the Merger Agreement (not in excess of $1,000,000), and, if within 12 months of such termination the Company consummates or approves any Acquisition Proposal, the Company has agreed to pay Parent the sum of $1,500,000 upon the consummation of such transaction. See "The Merger Agreement--Termination" below.



     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligation of each party to effect the Merger is subject to the satisfaction prior to the Closing Date (as defined in the Merger Agreement) of the following conditions: (i) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of at least two-thirds of the Shares entitled to vote thereon if such vote is required by applicable law, (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and (iii) no temporary restraining order, preliminary or permanent injunction or other legal restraint or prohibition or other order issued by a Governmental Entity preventing the consummation of the Merger shall be in effect.


     The obligations of Parent and Purchaser to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent and Purchaser: (i) prior to the Expiration Date, Purchaser shall have accepted for payment and paid for the Shares tendered in the Offer such that, after such acceptance and payment, Parent and its affiliates shall own, upon consummation of the Offer, at least two-thirds of the outstanding Shares of the Company, provided that this condition shall be deemed satisfied if Purchaser fails to purchase the Shares in the Offer in violation of the terms thereof, (ii) the representations and warranties of the Company set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties expressly relate to an earlier date) as of the Closing Date as though made on and as of the Closing Date, (iii) the Company shall have performed all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date, (iv) all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and certain other third parties (specified in the Merger Agreement), as are necessary in connection with the transactions contemplated by the Merger Agreement, shall have been obtained.


     The obligation of the Company to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the Company: (i) the representations and warranties of Parent and Purchaser set forth in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and (except to the extent such representations and warranties expressly relate to an earlier date) as of the Closing Date as though made on and as of the Closing Date and (ii) Parent and Purchaser shall have performed all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date.


     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company or Parent by (a) mutual written consent of the Company and Parent, or mutual action of their respective boards of directors;
(b) either the Company or Parent, (i) if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other set forth in the Merger Agreement, which breach has not been cured within three business days following receipt by the breaching party of notice of such breach, or (ii) if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable; provided that Parent and Company shall have used all commercially reasonable efforts to cause any such injunction or order to be vacated or lifted; (c) either the Company or Parent, so long as such party has not breached its obligations under the Merger Agreement, if the Merger shall not have been consummated on or before March 31, 1996, unless the Offer has expired and Shares are not purchased pursuant thereto prior to March 31, 1996, in which event not earlier than 120 days from such expiration date; (d) the Company, if an Acquisition Proposal has been made and, in the good faith judgment of the Board, based upon the advice of counsel, the Board determines in good faith that as a result of such Acquisition Proposal termination is required under applicable law in the exercise of the Board's fiduciary duties; provided that if the Merger Agreement is terminated by reason of the foregoing circumstance, the Company will reimburse Parent and Purchaser for all their fees (including counsel fees) and expenses in connection with the transactions contemplated by the Merger Agreement (but not to exceed $1,000,000), plus all fees (including, without limitation, counsel fees) incurred by Parent and Purchaser in connection with enforcing their rights under the Merger Agreement and, if within 12 months next preceding such termination the Company thereafter consummates or approves any Acquisition Proposal which is subsequently consummated, the Company will be required to pay to Parent the sum of $1,500,000 promptly upon consummation of such transaction; (e) the Company, if Purchaser has failed to commence the Offer within five business days next following the date of the initial public announcement of the Offer; (f) Parent, if the Offer terminates, is withdrawn, abandoned or expires by reason of the failure to satisfy any condition to the Offer; or (g) the Company, if the Offer shall have expired or has been withdrawn, abandoned or terminated without any Shares of the Company being purchased by Purchaser thereunder on or prior to the Expiration Date. In the event of termination of the Merger Agreement by either the Company or Parent as provided therein, the Merger Agreement forthwith will become void and there will be no liability or obligation on the part of Parent, Purchaser or the Company, except otherwise as provided in the Merger Agreement.


     Amendment. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by written agreement of Parent, Purchaser and the Company at any time prior to the Effective Time with respect to any of the terms contained therein; provided that, after the Merger Agreement is approved by the Company's shareholders, no such amendment or modification may reduce the amount or change the form of consideration to be delivered to the shareholders of the

Company. In addition, following the election or appointment of Parent's designees to the Board (if Purchaser acquires in the Offer at least two-thirds of the outstanding Shares (calculated on a fully diluted basis)) and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser, or waiver of the Company's rights thereunder, will require the concurrence of a majority of the directors of the Company then in office who were directors on the date of the Merger Agreement and who voted to approve the Merger Agreement, provided such directors remain in office.


     Timing. The precise timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

Other Arrangements

     Confidentiality Agreements. On July 28, 1995, the Company and Parent entered into a letter agreement (the "Confidentiality Agreement"), pursuant to which Parent agreed to keep confidential certain business and/or technical information of the Company furnished to Parent in connection with the evaluation of a possible acquisition of the Company by Parent.


     Shareholders Agreement. On September 14, 1995, Parent, Purchaser, First Southwest Company ("First Southwest"), Umphrey Family Limited Partnership, 490 Park Joint Venture, Danny J. Adair, Albert E. Brammer, Austin W. Gonsoulin, Robert G. Hoag, Ken D. Latiolais, S. Craig Noble, Richard Earl Purkey, Sr., J. Roane Ruddy, Hillel A. Feinberg, Debra J. Feinberg, Utley Group II, Paul M. Bass, Jr., and Michael J. Marz (each a "Selling Shareholder" and collectively, the "Selling Shareholders"), in order to induce Parent and Purchaser to continue negotiating the terms and conditions of the definitive Merger Agreement with a view toward the execution thereof, entered into a Shareholders Agreement (the "Shareholders Agreement"). The Shareholders Agreement is attached hereto as
Exhibit 8 and is incorporated herein by reference in its entirety. Upon the terms and subject to the conditions thereof, the Selling Shareholders have agreed validly to tender and not to withdraw pursuant to and in accordance with the terms and subject to the conditions of the Offer, the respective number of Shares owned beneficially by them (1,835,811 Shares in the aggregate, representing approximately 60.0% of the outstanding Shares), together with Shares acquired by such Selling Shareholders after the date of execution of the Shareholders Agreement and prior to its termination due to the later of (x) 180 days from the date of the Shareholders Agreement or (y) if a Merger Agreement is executed and delivered within such 180 day period, the first to occur of (i) the closing of any Merger between Purchaser and Company providing for the shareholders of the Company to receive the price in exchange for each Share or
(ii) the termination of any such Merger Agreement related thereto (such date being herein referenced to as the "Termination Date"). Each Selling Shareholder further has agreed that the transfer to Purchaser in the Offer of his or its Shares will pass to and unconditionally vest in Purchaser good and valid title to such Shares, free and clear of all claims, liens, restrictions, security interests, pledges, limitations and other encumbrances. Each Selling Shareholder has signed solely in his or her capacity as the record and beneficial owner of or the trustee of a trust whose beneficiaries are the beneficial owners of the Shares.



     Share Option. Under the Shareholders Agreement, each of the Selling Shareholders has granted to Parent an irrevocable option (each a "Share Option", and collectively, the "Share Options") to purchase his or its Shares (the "Option Shares") at a purchase price per Share equal to the Offer Price, if (i) all waiting periods under the HSR Act required for the purchase of the Option Shares shall have expired or been waived and (ii) there shall not be in effect any preliminary or final injunction or other order of any court or public or governmental authority prohibiting such purchase. The right of Parent or Purchaser to exercise the Share Options will expire on the Termination Date. In the event that Parent elects to exercise the Share Options, Parent must send a written notice (the "Notice") to the Selling

Shareholders identifying the place and date (not less than two nor more than 20 business days from the date of the Notice) for the closing of such purchase. Pursuant to the Shareholders Agreement, the Share Options are exercisable in whole, but not in part.



     In addition, the Selling Shareholders and Parent have agreed that, if Parent exercises the Share Options pursuant to the Shareholders Agreement, Parent, within 30 calendar days after the date of such exercise, will be obligated to offer to all other shareholders of the Company an opportunity to sell their Shares to Parent upon the equivalent terms and conditions provided with respect to exercise of the Share Options.



     Voting. Each Selling Shareholder has agreed that during the period commencing on September 14, 1995 and continuing until the Termination Date, at any meeting of the Company's shareholders, however called, or in connection with any written consent of the Company's shareholders, such Selling Shareholder will vote (or cause to be voted) the Shares held of record or beneficially owned by such shareholder, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholders Agreement, and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Shareholders Agreement (after giving effect to any materiality or similar qualifications contained therein); and
(iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement); (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company of its subsidiaries; or (C)(1) any change in a majority of the persons who constitute the Board; (2) any change in the present capitalization of the Company or any amendment of the Company's articles of incorporation or bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses C(1), (2), or (3) above, is intended, or reasonably could be expected, to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement and the Shareholders Agreement. The Selling Shareholders further have agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of the provisions and agreements described above.


     Representations, Warranties, Covenants, and Other Agreements. The Selling Shareholders have made certain customary representations, warranties and covenants, including with respect to (i) their ownership of the Shares, (ii) their authority to enter into and perform their obligations under the Shareholders Agreement, (iii) noncontravention, (iv) the receipt of requisite governmental consents and approvals, (v) the absence of liens and encumbrances on and in respect of their Shares, (vi) restrictions on the transfer of their Shares, (vii) the solicitation of Acquisition Proposals, and (viii) the waiver of their appraisal rights.


     Parent has agreed to indemnify, defend and hold harmless each Selling Shareholder against all losses, claims, damages, costs, expenses (including reasonable attorneys fees and expenses), liabilities, judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not unreasonably be withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person entered into the Shareholders Agreement, other than as a result of, or relating to, any claim asserted by a Selling Shareholder. In this connection, Parent has agreed to pay to the foregoing indemnified parties expenses in advance of the final disposition of any such action or proceeding to the fullest extent permitted by law. Such indemnification will terminate and no longer be effective upon notification from Parent delivered to the Selling Shareholders that the Share Options have terminated.

     Danny J. Adair, the Company's President and Chief Executive Officer (and holder of approximately 27% of the outstanding Shares) has (i) acknowledged in the Shareholders Agreement that pursuant to a certain Debt Restructuring and Non-Competition Agreement dated as of September 28, 1990, as amended, the Company holds the executive's secured promissory note (the "Note") in the principal amount of $2,803,000 (together with all accrued and unpaid interest thereon, the "Loan Amount") and (ii) agreed that any amount to be paid to him in the Offer or pursuant to the Shareholders Agreement in respect of his Shares shall be net of the Loan Amount and that the Loan Amount shall instead be paid to the Company in full satisfaction of his obligations under the Note.


     Termination. Other than as provided therein, the Shareholders Agreement will terminate by its terms on the Termination Date.

Item 4. The Solicitation or Recommendation


     (a) At a meeting held on September 14, 1995 (the "Approval Meeting"), the Board, by unanimous vote, determined that the Offer and the Merger, taken together, are fair to and in the best interests of the Company's shareholders. The Board concluded that the terms and conditions of the Offer and the Merger, including the $9.05 per Share consideration to be received by the Company's shareholders in the Offer and the Merger, are favorable to the Company's shareholders. Accordingly, the Board recommends that the Company's shareholders accept the Offer and tender their Shares pursuant thereto. The letter to the Company's shareholders communicating the Board's recommendation is filed as
Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference. The press release announcing the execution of the Merger Agreement and the terms of the Offer and the Merger is filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference.


     (b)(1) Background of the Board's Decision

     Since late 1994, the Company has considered various strategic alternatives to maximize shareholders' equity value, including responding to unsolicited inquiries from third parties regarding possible merger or other acquisition opportunities.


     In October 1994, Danny J. Adair, President and Chief Executive Officer of the Company, and Robert G. Hoag, a director of the Company, negotiated a 90-day transferable option to acquire 845,290 Shares (the "Roofin Shares"), representing approximately 28% of the outstanding Shares, for $6.27 per Share plus transaction costs of $.12 per Share from Roofin S.A. Holding ("Roofin"). On November 28, 1994, the Company retained First Southwest as its financial advisor for the purposes of (i) becoming familiar with the business operations and financial condition of the Company, and (ii) assisting the Company in assessing the feasibility of repurchasing outstanding Shares during the 1994 fiscal year. On November 30, 1994, the Company received a letter from First Southwest rendering its opinion that the Company was not in a financial position to acquire the Roofin Shares. On December 1, 1994, representatives of First Southwest met with the Board to present First Southwest's report and review the results with the Board, and the Board reached a general consensus that such purchase of the Roofin Shares by the Company was not in the best interests of the Company or its shareholders. Mr. Adair contacted persons engaged in the roofing and building materials industry to try to find a purchaser for the Roofin Shares. One of the potential purchasers contacted was a competitor of the Company (the "First Suitor") which on December 6, 1994, executed a confidentiality agreement in which First Suitor agreed to keep confidential the information provided to it about the Company in connection with First Suitor's possible interest in acquiring all or part of the Roofin Shares. The First Suitor ultimately decided not to purchase any of the Roofin Shares, but in late December, 1994 did indicate an interest in acquiring all of the Company.


     On December 29, 1994, the Company engaged First Southwest as its financial advisor to explore strategic alternatives to maximize shareholders' equity value. On that same date, First Suitor and its counsel met with representatives of the Company and First Southwest to discuss structural issues regarding a potential acquisition of the Company by First Suitor. After its engagement by the

Company, First Southwest began contacting certain financial investors to try to find a purchaser for the Roofin Shares.

     In January 1995, another competitor to whom the opportunity to purchase a portion of the Roofin Shares had been presented contacted the Company regarding a possible stock-for-stock merger of the two companies. Although preliminary discussions were held, no formal proposal was made by the competitor.


     On January 13, 1995, representatives of First Southwest and Mr. Adair met again with First Suitor and its financial advisor.


     On January 18, 1995, the Roofin Shares were acquired pursuant to a Stock Purchase Agreement by a group of investors assembled by First Southwest and Mr. Hoag and comprised of First Southwest (which initially acquired 398,790 Shares and which as of the date hereof, along with its affiliates, owns 244,790 Shares), 490 Park Joint Venture, Umphrey Family Limited Partnership, and Mr. Hoag.

     On February 18, 1995, another meeting was held at which representatives of the Company, representatives of First Southwest, and representatives of First Suitor and First Suitor's financial advisor were in attendance. At that meeting, First Suitor outlined a possible structure for the purchase of the Company, which structure required the prior disposition by the Company of its residential operations. The Company proposed that First Suitor conduct preliminary due diligence in certain areas of the Company before proceeding with further discussions. After conducting this preliminary due diligence and after further discussions with representatives of the Company and First Southwest, on April 21, 1995, the Company received a proposal from First Suitor to acquire the Company for $10.00 per Share, subject to increase by an amount equal to (i) the excess of the net proceeds from the sale of the residential operations of the Company over a specified price and (ii) the tax refund, if any, associated with the sale of the residential operations. The proposal was subject to various conditions, including a maximum amount of long term debt of the Company outstanding at the closing of the proposed transaction. Additionally, First Suitor required as a condition to commencement of its detailed due diligence and preparation and negotiation of definitive documentation relating to the proposed transaction that the Company enter into a Nonsolicitation Agreement (the "First Suitor Nonsolicitation Agreement") pursuant to which the Company would agree not to solicit proposals for the acquisition of the Company during the term of such agreement.

     At an April 28, 1995 meeting of the Board, Mr. Adair informed the Board that he had received an indication of interest from First Suitor to acquire the Company. The Board reviewed the structure of the proposed transaction and instructed management to continue negotiations with representatives of First Suitor and also authorized management to execute and deliver the First Suitor Nonsolicitation Agreement with a term ending on June 16, 1995.

     Following its due diligence, First Suitor indicated its interest in continuing negotiations. A merger agreement and related documents were drafted, but continuing negotiations between the parties failed to resolve several outstanding issues, including structural issues and the purchase price of the Shares which First Suitor believed should be lowered based upon the results of the due diligence it had conducted. On June 17, 1995, First Suitor was informed that the exclusive negotiating period provided for under the First Suitor Nonsolicitation Agreement had terminated.

     In June, Mr. Adair received an unsolicited letter dated June 15, 1995, from a financial investor expressing interest in possibly acquiring the Company. On June 28, 1995, First Southwest sent public information relating to the Company to such investor; however, no further interest was expressed by such party.

     On June 28, 1995, James P. Rogers, Senior Vice President and Chief Financial Officer of Parent and GAF, contacted First Southwest regarding a possible transaction between Parent and the Company. At such time, First Southwest delivered publicly available information (which included filings by the Company with the Commission) to Mr. Rogers. Representatives of First Southwest then met with Mr. Rogers on June 29, 1995, to discuss Parent's interest in acquiring the Company.


     On July 7, 1995, representatives of First Southwest telephoned Mr. Rogers, informing him that Parent needed to propose a range of prices for the Shares if Parent was interested in acquiring the Company. In a subsequent telephone conversation on July 11, 1995, Mr. Rogers informed representatives of First Southwest that Parent was not prepared to provide a range of prices at that time. Discussions between the parties continued), and on July 28, 1995, Parent delivered a letter to the Company indicating its preliminary interest in acquiring the Company at a price not to exceed $12.00 per Share. On July 28, 1995, the Company entered into a confidentiality agreement with Parent to facilitate Parent's receipt of information with respect to the Company and the conduct of Parent's due diligence investigation.


     During June and July, negotiations between First Suitor and the Company continued. However, the parties were not able to resolve outstanding issues, including certain of the structural issues and pricing mechanisms. In order to try to resolve the outstanding issues, on July 28, 1995, the Company suggested that First Suitor's proposal be structured as a tender offer for the entire Company at $9.00 per Share. First Suitor was given the opportunity to respond to the suggested structural changes to its proposal.

     On July 30, 1995, a meeting was held among Mr. Adair, representatives of First Southwest, and representatives of Parent. Preliminary information concerning the Company was provided to Parent, and Parent was encouraged to provide a more specific price range for the Shares if Parent had an interest in acquiring the Company.


     On August 11, 1995, the Company received a letter from Parent indicating its interest in acquiring the Company at a price of between $10.00 and $12.00 per Share. Parent agreed to commence its due diligence review, provided that the Company would agree to negotiate exclusively with Parent until the earliest of
(i) the execution of definitive documentation with respect to the acquisition,
(ii) the expiration date for the exclusive negotiating period (September 14, 1995, subject to extension to September 29, 1995 if definitive documentation was being negotiated on September 14, 1995) and (iii) the date upon which Parent notified the Company that Parent was no longer interested in pursuing a transaction with the Company on the terms outlined in its proposal.



     The Board met on August 11, 1995, and considered whether to terminate the negotiations with First Suitor and enter into exclusive negotiations with Parent. In light of the inability to resolve the outstanding issues with First Suitor, including First Suitor's desire to include termination provisions in the definitive merger agreement with the Company that would permit First Suitor to terminate such agreement based on the actions of the First Suitor, and the fact that First Suitor had not responded to the suggested structural changes to First Suitor's proposal that had been made by the Company on July 28, 1995, the Board approved the termination of negotiations with First Suitor and the exclusive negotiations with Parent.


     On August 11, 1995, First Southwest, on behalf of the Company, sent a letter to the financial advisor for First Suitor reflecting the termination of negotiations between First Suitor and the Company and requesting that all confidential information in the possession of First Suitor be returned to the Company.


     On September 12, 1995, Mr. Rogers informed First Southwest that based on the results of Parent's due diligence, the price at which Parent would be willing to negotiate the acquisition of the Company was $8.00 per Share. Also on September 12, 1995, by letter dated September 11, 1995, First Suitor delivered to the Company and each member of the Board an offer to acquire all of the outstanding Shares of the Company at $9.00 per Share. The offer from First Suitor indicated that the offer terminated at 5:00 p.m. Central Time on September 15, 1995 if not previously accepted, and was accompanied by a merger agreement that contemplated a tender offer for all of the outstanding Shares followed by a merger of the Company with First Suitor's acquisition subsidiary.

     Further negotiations ensued between representatives of First Southwest and Mr. Rogers on the evening of September 12, 1995, including a discussion of the proposed structure of the acquisition. Mr. Rogers informed First Southwest on September 13, 1995 that he believed that the price Parent was willing to pay for the Shares could be increased and that Parent and Purchaser were interested in entering into a merger agreement with the Company providing for a cash tender offer for all of the outstanding Shares, a draft of which was provided to the Company, First Southwest and the Company's counsel. On September 13, 1995, Mr. Adair, representatives of First Southwest and counsel to Company met with representatives of Parent and its counsel. At that time, it was established that the exclusive negotiating period under the agreement between Parent and Company had been terminated because Parent had notified the Company that Parent was no longer interested in pursuing a transaction at between $10.00 and $12.00 per Share. Representatives of First Southwest contacted a representative of the financial advisor for First Suitor to discuss the proposal set forth in the letter from First Suitor dated September 11, 1995. After consultation with First Suitor, the representative of the investment advisor for First Suitor indicated that the $9.00 per Share offer was First Suitor's final and best offer.


     Following further negotiations of the terms and conditions of the Merger Agreement provided by Parent to the Company, Parent submitted a final price of $9.05 net per Share. Parent required as a condition to continuing negotiations of the terms of the Merger Agreement that the Selling Shareholders execute the Shareholders Agreement on the evening of September 14, 1995. The Shareholders Agreement was executed by such shareholders by such deadline.



     On the evening of September 14, 1995, a special meeting of the Board was convened to consider Parent's acquisition proposal. The Board reviewed the terms of Parent's proposal and the proposal of First Suitor in detail with counsel to the Company. After receiving a written opinion and oral presentation by First Southwest as to the fairness of the Offer Price and the Merger Consideration to the Company's shareholders, from a financial point of view, the Board unanimously determined that the Offer and the Merger Agreement taken together are fair to and in the best interest of the Company's shareholders, approved the execution and delivery of the definitive Merger Agreement, and agreed unanimously to recommend acceptance of the Offer to the Company's shareholders.


     (b)(2) Factors Considered by the Board

     In determining to recommend to the Company's shareholders that they accept the Offer and tender their Shares pursuant thereto, the Board considered a number of factors, including, without limitation, the following:


     (i) the written opinion of First Southwest, financial advisors to the Board, that the $9.05 per Share consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to such holders from a financial point of view. A copy of such opinion, setting forth procedures followed, assumptions made, areas of reliance and other matters considered by First Southwest in arriving at its opinion, is attached as Annex I to this
Schedule 14D-9 and is incorporated herein by reference, and should be read in its entirety. The analyses must be considered as a whole; selected portions of the analyses and of the factors considered by First Southwest, without considering all analyses and factors, may create an incomplete view of the process underlying First Southwest's opinion. In considering such opinion, the Board was aware that upon delivery thereof, First Southwest became entitled to certain fees described in Item 5 in connection with its engagement by the Company;


     (ii) the presentation of First Southwest, in connection with such opinion, as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger including (A) a review of selected building materials industry data deemed to be relevant to the Company; (B) a review of the historical financial performance of the Company; (C) a review and analysis of the historical and current market prices and trading patterns of the Shares; (D) the market price of the

Shares in relation to the market prices and financial data of other companies engaged in similar businesses as the Company; and (E) a review and analysis of prices and premiums paid in, and other terms of, other comparable recent merger transactions;

     (iii) the historical and recent market prices of the Shares and the fact that the $9.05 per Share Offer Price represents a premium of approximately 15% over the closing price for the Shares on the day of the Approval Meeting and a premium of more than 27% over the closing price for the Shares a week prior to the Approval Meeting;

     (iv) a review of possible alternatives to the Offer and the Merger, including the possibility of continuing to operate the Company as an independent entity, liquidating assets and the potential acquisition of the Company by another company engaged in the commercial roofing business. In this regard, the Board considered the relative values and risks associated with the Offer and Merger and the other potential transactions and concluded that the Offer and Merger represented a superior value to the Company's shareholders and were more likely to be consummated;

     (v) the terms and conditions of the Merger Agreement and the Shareholders Agreement, as reviewed by Company counsel, including the fact that the Offer is not subject to financing but is subject to minimum tender conditions and that it contemplates the payment or reimbursement to Parent and Purchaser, under certain circumstances, of certain fees and expenses. In analyzing the conditions, the Board considered, among other things, the risk of the Offer's non-consummation; in assessing the termination fee, the Board considered the likelihood of any third party making a proposal for a third party transaction and that the effect of the termination fee would be to increase by the amount of such termination fee the costs to a third party of acquiring the Company; and in assessing the Shareholders Agreements, the Board considered that the effect of the tenders pursuant thereto would be to make an acquisition of the Company by a third party more difficult;

     (vi) the financial ability of Parent to consummate the Offer and the Merger;

     (vii) the directors' familiarity with and review of the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects;

     (viii) the possible impact of the Offer and the Merger and of alternatives thereto on the Company's business and prospects; and

     (ix) the fact that following the consummation of the Offer and the Merger, the current shareholders of the Company will no longer be able to participate in any increases or decreases in the value of the Company's business and profits.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the individual factors considered in reaching their determinations.

Item 5. Persons Retained, Employed or to be Compensated


     The Company retained First Southwest, a holder of approximately 8% of the Shares of the Company, to render financial advisory services to the Board in connection with the Offer and the Merger. Pursuant to the Engagement Letter, dated December 20, 1994, and as amended on September 15, 1995, between the Company and First Southwest (the "Engagement Letter"), First Southwest shall receive approximately $587,500 in connection with the transactions contemplated in the Shareholders Agreement and the Merger Agreement (assuming total consideration, including debt assumed, of $65 million), plus an additional fee equal to $125,000, payable promptly in cash upon delivery to the Company by First Southwest of its opinion.

     In addition, the Company agreed to reimburse First Southwest, upon request, for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of their legal counsel and other advisors retained by First Southwest. The Company also agreed to indemnify First Southwest against certain liabilities in connection with its engagement or any modified or additional engagement by the Company of First Southwest.

     Other than as described in this Item 5, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf in connection with the Offer or the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities

     (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) Except for those Shares held by such person(s) which, if tendered, could cause such person(s) to incur liability under the provisions of Section 16(b) of the Exchange Act, as amended, (the "Exchange Act"), to the best of the Company's knowledge, all of its executive officers, directors and affiliates currently intend to tender pursuant to the Offer all Shares which are owned beneficially or of record by them.

Item 7. Certain Negotiations and Transactions by the Subject Company

     (a) Except as referred to under Item 3(b) of this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in:

          i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          iii) a tender offer for or other acquisition of securities by or of the Company; or

          iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as referred to under Item 3(b) or Item 4 of this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) of this Statement.

Item 8. Additional Information to be Furnished

     Information provided pursuant to Rule 14f-1 under the Exchange Act. The Information Statement attached as Annex II to this Statement is being furnished to the Company's shareholders in connection with the designation by Parent of persons to the Board other than at a meeting of the Company's shareholders, and such information is incorporated herein by reference.

Item 9. Material to be filed as Exhibits



Exhibit 1     --Form of Offer to Purchase dated September 21, 1995.

Exhibit 2     --Form of Letter of Transmittal.

Exhibit 3     --Agreement and Plan of Merger, dated as of September 15, 1995, by and between Parent, Purchaser and the Company.

Exhibit 4*    --Letter to Shareholders of the Company, dated September 21, 1995.

Exhibit 5     --Form of Press Release issued September 15, 1995.

Exhibit 6*    --Opinion Letter to the Board of Directors of the Company from First Southwest, dated September 14,
                1995 (attached as Annex I hereto).



                                       14




Exhibit 7     --Confidentiality Agreement, dated July 28, 1995, from Parent to Company.

Exhibit 8     --Shareholders Agreement, dated September 14, 1995, between Parent, Purchaser, First Southwest,
                Umphrey Family Limited Partnership, 490 Park Joint Venture, Danny J. Adair, Albert E. Brammer,
                Austin W. Gonsoulin, Robert G. Hoag, Ken D. Latiolais, S. Craig Noble, Richard Earl Purkey, Sr., J.
                Roane Ruddy, Hillel A. Feinberg, Debra J. Feinberg, Utley Group II, Paul M. Bass, Jr., and Michael
                J. Marz.

Exhibit 9     --Form of Indemnification Agreement, dated May 1, 1995, between the Company and each of its directors.

Exhibit 10    --Severance Agreement, dated May 9, 1995, between the Company and Danny J. Adair, as amended by
                Amendment No. 1, dated September 14, 1995.

Exhibit 11    --Severance Agreement, dated May 9, 1995, between the Company and Ken D. Latiolais, as amended by
                Amendment No. 1, dated September 14, 1995.

Exhibit 12    --Severance Agreement, dated May 9, 1995, between the Company and Craig S. Noble, as amended by
                Amendment No. 1, dated September 14, 1995.

Exhibit 13    --Severance Agreement, dated September 14, 1995, between the Company and J. Roane Ruddy.

Exhibit 14    --Employment Agreement, dated September 15, 1995, between the Company and Danny J. Adair.


---------------

* Included with Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: September 21, 1995


                                        U.S. INTEC, INC.

                                        By      /s/ DANNY J. ADAIR
                                           ...................................
                                           Name: Danny J. Adair
                                           Title: President and Chief Executive
                                           Officer

                                                                        ANNEX I





                               September 14, 1995


Board of Directors
U.S. Intec, Inc.
1212 Brai Drive
Port Arthur, Texas  77643

Members of the Board:

           We understand that U.S. Intec, Inc. ("U.S. Intec") and G-I Holdings Inc. ("G-I") intend to enter into an Agreement and Plan of Merger, generally in the form of the draft dated September 14, 1995 provided to us (the "Agreement"), which provides for, among other things, the merger (the "Merger") of U.S. Intec with and into USI Acquisition Company Inc., a Texas corporation ("Sub") and a direct wholly-owned subsidiary of G-I, formed to acquire all of the issued and outstanding common stock of U.S. Intec., par value $.02 per share (the "Common Stock"). Pursuant to the Agreement, G-I shall cause Sub to commence an offer to purchase the Common Stock at a price of $9.05 per share net to the seller in cash (the "Offer Consideration"). The terms and conditions of the Merger are more fully set forth in the Agreement.

           You have asked for our opinion as to whether the Offer Consideration is fair from a financial point of view to the common shareholders of U.S. Intec.

          For the purposes of the opinion set forth herein, we have:

          i) reviewed the Forms 10-K of U.S. Intec for the years ended December 31, 1989 through 1994 and the audited financial statements contained therein;

          ii) reviewed the Form 10-Q of U.S. Intec and the unaudited financial statements contained therein for the first six months ended June 30, 1995 and reviewed certain other publicly available information;

          iii)   analyzed certain internal financial  information,
                 including  financial  projections  and  certain  reports  on
                 sales,   profitability,   and  working   capital   positions
                 concerning U.S. Intec prepared by its management;

          iv) discussed the past and current operations, the financial condition and the prospects of U.S. Intec with its senior executives;

          v) reviewed the reported prices and trading activity for the Common Stock, as well as the process and trading activity for certain other comparable building materials companies;

          vi) compared the financial performance and condition of U.S. Intec with that of certain other comparable publicly traded building materials companies;

          vii) reviewed the financial terms, to the extent publicly available, of certain comparable building materials company merger transactions;

          viii)  reviewed the Agreement; and

Board of Directors
September 14, 1995
Page 2



          ix) performed such other analyses as we have deemed appropriate.

           We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for purposes of this opinion. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of U.S. Intec and have not made or obtained any independent evaluations or appraisals of the assets or liabilities of U.S. Intec. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of U.S. Intec's management as to the future financial performance of U.S. Intec. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

           We have acted as financial advisor to the Board of Directors of U.S. Intec in connection with this Merger and will receive a fee and reimbursement of expenses in connection with the issuance of this fairness opinion and in connection with our role as financial advisor to U.S. Intec. As you are aware, First Southwest Company and certain of its officers and employees currently own in the aggregate 248,790 shares of Common Stock.

           First Southwest Company is an investment banking firm engaged, among other things, in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate tax, corporate and other purposes.

           The opinion set forth in this letter is solely for the benefit of the Board of Directors and may not be relied upon in any manner whatsoever by any other person or for any other purpose without our prior written consent.

           Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration is fair from a financial point of view to the common shareholders of U.S. Intec.

                                    Very truly yours,

                                    FIRST SOUTHWEST COMPANY



                                    By: /s/ Thomas Delano Williams
                                        ------------------------------
                                        Thomas Delano Williams
                                        Managing Director and General Counsel

                                                                        ANNEX II

                                U.S. INTEC, INC.
                                1212 Brai Drive
                            Port Arthur, Texas 77643

 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

                            ------------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION
  WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE
                   REQUESTED NOT TO SEND THE COMPANY A PROXY.

                            ------------------------


     This Information Statement, which is being mailed on or about September 21, 1995 to the holders of record of shares of the Common Stock, $.02 par value (the "Shares"), of U.S. Intec, Inc., a Texas corporation (the "Company"), is part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Unless otherwise defined herein, capitalized terms used herein are used as defined in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board. The Company expects that Parent's designees will constitute such a majority promptly following the purchase by Parent or Purchaser of Shares pursuant to the Offer, which the Company anticipates will be on or about October 19, 1995. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.



     Pursuant to the Merger Agreement, on September 21, 1995, Purchaser commenced the Offer, which is currently scheduled to expire on October 19, 1995, at which time, if the Offer is not extended and all conditions to the Offer have been satisfied or waived, Purchaser is obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.


     Promptly upon the purchase by Parent or Purchaser of Shares which represent at least two-thirds of the outstanding Shares (on a fully diluted basis) pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate such number of directors of the Company, rounded up to the next whole number as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to the directors designated by Parent) multiplied by (y) the percentage that each Share bears to the aggregate number of outstanding Shares (the "Board Percentage"). The Company shall, upon request by Parent, promptly satisfy the Board Percentage by (i) increasing the size of the Board or (ii) accepting resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board and shall cause Parent's designees promptly to be so elected. At the request of Parent, the Company shall take at its own expense all lawful action necessary to effect such election.

     IN THE EVENT THAT THE PURCHASER DOES NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATES THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS BY THE PURCHASER, PARENT OR THE COMPANY PRIOR TO THE ELECTION OR APPOINTMENT OF PARENT'S DESIGNEES, PARENT OR PURCHASER WILL NOT HAVE ANY RIGHT TO HAVE PARENT'S DESIGNEES ELECTED OR APPOINTED TO THE COMPANY'S BOARD OF DIRECTORS.

     The information contained in this Information Statement concerning Parent, Purchaser and the Designees (hereinafter defined) has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


     The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote on each matter to be considered at meetings of shareholders, including the election of directors. As of September 15, 1995, there were 3,040,911 Shares outstanding.



     The following table sets forth, as of September 15, 1995, the beneficial ownership of the Shares: (i) by each shareholder known by the Company to own beneficially at least 5% of the Shares; (ii) by each director and director nominee; (iii) by all of the executive officers; and (iv) by all executive officers and directors as a group. Except as otherwise indicated below, each named beneficial owner has sole voting and investment power with respect to the Shares listed.




                                                                                             Amount Of
                                                                                      ------------------------
                                                                                        Beneficial Ownership
                                                                                      ------------------------
                                Name and Address of                                     Number
                                  Beneficial Owner                                     of Shares     Percent
------------------------------------------------------------------------------------  -----------  -----------
G-1 Holdings, Inc. (1)..............................................................    1,835,811(2)       60.4%
  1361 Alps Road
  Wayne, New Jersey 07470
Danny J. Adair (1)..................................................................      814,521(2)       26.8%
  1212 Brai Drive
  Port Arthur, Texas 77643
Robert G. Hoag (1)..................................................................      512,000(2)       16.8%
  11304 Seventh Street, Unit KK-2
  Vancouver, Washington 98666
Ish Capital Inc. (1)................................................................      398,200(3)       13.1%
  2200 Western Canadian Place
  700-9 Avenue SW
  Calgary, Alberta T2P 3V4
  Canada
First Southwest Company (1).........................................................      244,790   (4)        8.1%
  1700 Pacific Avenue, Suite 500
  Dallas, Texas 75201
Albert E. Brammer...................................................................        5,000(2)          *
Austin W. Gonsoulin.................................................................        5,600(2)          *
Ken D. Latiolais....................................................................       42,100(2)          *
S. Craig Noble......................................................................       35,800(2)          *
Richard Earl Purkey, Sr.............................................................       14,500(2)          *
J. Roane Ruddy......................................................................       15,000(2)          *
John M. Sergey......................................................................          200           *
Sunil Kumar.........................................................................            1           *
All directors and officers as a group...............................................    1,444,521(2)       47.5%


---------------

* Less than 1%.

(1) Addresses are provided for all beneficial owners of more than 5% of the Shares.


(2) In connection with the Merger Agreement among Parent, Purchaser and the Company, Parent, Purchaser and certain shareholders of the Company ("Selling Shareholders") entered into a Shareholders Agreement, dated September 14, 1995, pursuant to which the Selling Shareholders agreed to tender all of their respective Shares to Purchaser in accordance with the Offer, granted Purchaser options to acquire such Shares and agreed to vote in favor and against certain matters. Upon the terms and subject to the conditions of the Shareholders Agreement, Parent and the Selling Shareholders may be deemed to have shared voting power, and Parent, as the direct parent of Purchaser, may be deemed to have sole investment power with respect to each Selling Shareholder's Shares. Additionally, by reason of Mr. Samuel J. Heyman's beneficial ownership of approximately 93% of the outstanding capital stock of GAF Corporation, which is the direct parent and beneficial owner of all of the outstanding capital stock of Parent, Mr. Heyman may be deemed to be a beneficial owner of the Shares beneficially owned by Parent. The Merger Agreement and the Shareholders Agreement are described in the
    Schedule 14D-9 and filed as Exhibits thereto. Such Exhibits are incorporated herein by reference.


(3) Based on information contained in a statement filed on Schedule 13D, dated August 18, 1994, which was jointly filed by Ish Capital Inc., Amesh Holdings Ltd., Mirsal Holdings Inc., Henry Koschitzky and Saul Koschitzky.


(4) Based on information contained in a statement filed on Schedule 13D, dated February 28, 1995, which was jointly filed by First Southwest Company, Utley Group II Ltd., Hillel A. Feinberg, Debra J. Feinberg, Paul M. Bass, Jr. and Michael J. Marz. Each of Mr. Utley, Utley Group II Ltd., Mr. Feinberg, Mr. Bass and Mr. Marz may be deemed, pursuant to Rule 13d-3, to beneficially own 179,290 Shares beneficially owned by First Southwest Company. Accordingly, Utley Group II Ltd. and Mr. Utley, as the controlling person of Utley Group II Ltd., would be deemed to beneficially own 204,290 Shares, Mr. Feinberg would be deemed to beneficially own 199,290 Shares, Mr. Bass would be deemed to beneficially own 189,290 Shares and Mr. Marz would be deemed to beneficially own 182,290 Shares. All of the Shares beneficially owned by FSC and its affiliates were among 398,790 Shares originally purchased by FSC from a former shareholder of the Company in January 1995 in a private transaction whereunder the Company registered such Shares under the Securities Act of 1933, as amended, at its sole expense, to facilitate resales by FSC from time to time.

                            DIRECTORS OF THE COMPANY

     The Company's Board is currently composed of eight directors. Directors are elected each year and until their successors are elected and have qualified.

The Designees


     Pursuant to the provisions of the Merger Agreement, Parent may designate from among the persons identified below the persons to be elected to the Board (the "Designees"). It is expected that the Designees will assume office promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, which the Company expects will be on or about October 19, 1995, and that they will thereafter constitute at least a majority of the Board. Parent has informed the Company that each of the Designees has consented to act as a director, if so designated.



     None of the executive officers and directors of Parent or the Purchaser currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of Parent and the Purchaser, other than Messrs. Sergey and Kumar who own 200 Shares and one Share, respectively, none of Parent's or the Purchaser's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission") other than those described.



     The following sets forth the name, age, present principal occupation or employment and five-year employment history of each of the Designees, as of September 21, 1995. The business address of each Designee is 1361 Alps Road, Wayne, New Jersey 07470. Except as otherwise indicated, each Designee is a citizen of the United States, and there are no family relationships among any of the Designees.




                                                                      Present Principal Occupation Or
                                                                         Employment and Five-year
     Name                                 Age                               Employment History
------------------------------------  -----------  ---------------------------------------------------------------------
Samuel J. Heyman....................          56   Mr. Heyman has been a director and Chairman and Chief Executive
                                                   Officer of Parent since August 1988 and of GAF Corporation ("GAF"), G
                                                   Industries Corp. ("G Industries") and certain of its subsidiaries since April 1989, prior to which he held the same position with the predecessor to GAF (the "Predecessor Company") from December 1983 to
                                                   April 1989. Mr. Heyman has been Chairman and Chief Executive Officer of International Specialty Products, Inc. ("ISP") and has been a director and Chairman of Building Materials Corporation of America
                                                   ("BMCA") and Purchaser since their respective dates of organization.
                                                   He is also the Chief Executive Officer, Manager and General Partner
                                                   of a number of closely held real estate development companies and partnerships whose investments include commercial real estate and a portfolio of publicly traded securities.

Mark A. Buckstein...................          56   Mr. Buckstein has been a director, Executive Vice President, General
                                                   Counsel and Secretary of Parent, GAF, G Industries and certain of its subsidiaries, including ISP, since August 1, 1993, and has been a director and Executive Vice President and Secretary of BMCA and
                                                   Purchaser since their respective dates of formation. From July 1992 to April 1993, he was Executive Vice President of the American
                                                   Arbitration Association. From February 1986 to June 1992, he was a
                                                   director, Senior Vice President, External Affairs and General Counsel
                                                   of Trans World Airlines, Inc.


                                      II-4



James P. Rogers.....................          44   Mr. Rogers has been Senior Vice President and Chief Financial Officer of Parent, GAF and certain of its subsidiaries and Senior Vice
                                                   President-Finance of ISP since November 1, 1993, and a director and
                                                   Senior Vice President of BMCA and Purchaser since their respective dates of formation. Mr. Rogers has served as Treasurer of Parent, GAF and certain of its subsidiaries since March 1992, was Vice
                                                   President-Finance of such corporations from March 1992 to October 31,
                                                   1993 and was Treasurer of ISP from March 1992 through December 1994 and has served as such since September 1995. From August 1987 to
                                                   March 1992, Mr. Rogers was Treasurer of Amphenol Corporation, a
                                                   manufacturer of electronic connectors.

John M. Sergey......................          52   Mr. Sergey has been a director and Executive Vice President of GAF and a director of GAF Building Materials Corporation ("GAFBMC") since
                                                   April 1989. He was President of GAFBMC from April 1989 to May 1994 and has been Executive Vice President of GAFBMC since May 1994. He has been a director, Chief Executive Officer and President of BMCA and Purchaser since their respective dates of formation. From 1978 to
                                                   1989, he served in various management positions with Avery Dennison
                                                   Corporation, a company engaged in the manufacture and conversion of pressure sensitive adhesive products, including Group Vice President of the Materials Group from 1987 to 1989 and Group Vice President of the Soabar Group from 1984 to 1987.

Sunil Kumar.........................          46   Mr. Kumar has been President-Commercial Roofing Products Division of
                                                   BMCA and Vice President of BMCA since February 1995, and a director of BMCA since May 1995, and has held the same positions with the
                                                   Purchaser since its formation. From 1992 to February 1995, he was
                                                   Executive Vice President of Bridgestone/Firestone Inc., a retail distributor and manufacturer of tires and a provider of automobile services. From 1982 to 1990, Mr. Kumar was President of Firestone
                                                   Building Products Company, and from 1990 to 1992 he was Vice
                                                   President of Bridgestone/Firestone.



The Current Directors




                                                                      Present Principal Occupation Or
                                                                         Employment and Five-year
     Name                                 Age                               Employment History
------------------------------------  -----------  ---------------------------------------------------------------------
Danny J. Adair......................          51   Mr. Adair has served as President, Chief Executive Officer and a director of the Company since its founding in 1980.

Albert E. Brammer...................          60   Mr. Brammer served as Vice President and General Manager of Triangle
                                                   Engineers and Constructors, Inc. from 1982 until retirement in 1993.
                                                   He has served as a director of the Company since May 1993.

Austin W. Gonsoulin.................          57   Mr. Gonsoulin currently serves as Vice President of Sales for Loral
                                                   Construction, Inc. From 1986 to 1993 he was employed in various sales and marketing capacities by Standard Alloys, Inc. He has served as a director of the Company since 1988.

Robert G. Hoag......................          46   Mr. Hoag is an independent investor. From 1986 to October 1994, he served as President and Chief Executive Officer of American Cemwood
                                                   Corp., a division of Macmillian Bloedel, Ltd. He has served as a director of the Company since July 1994.



                                      II-5





                                                                      Present Principal Occupation Or
                                                                         Employment and Five-year
     Name                                 Age                               Employment History
------------------------------------  -----------  ---------------------------------------------------------------------
Ken D. Latiolais....................          48   Mr. Latiolais has been with the Company since 1982 and has served as a director since 1985.

S. Craig Noble......................          49   Mr. Noble has been with the Company since 1982 and has served as a director since 1987.

Richard Earl Purkey, Sr.............          56   Mr. Purkey has been President of Southeast Texas Industries, Inc.
                                                   since 1990. From 1978 to 1990 he was President of Southeast Texas
                                                   Metal Works, Inc. He has served as a director of the Company since
                                                   May 1993.

J. Roane Ruddy......................          41   Mr. Ruddy has been with the Company since 1986, has served as the
                                                   Company's Chief Financial Officer since November 1992 and has served as a director since May 1993.


Meetings, Committees and Compensation of Directors

     During 1994, the Company's non-employee directors each received $500 for each meeting of the Board actually attended by them.


     At the Annual Meeting of Shareholders for 1994 (the "1994 Annual Meeting"), shareholders of the Company approved the adoption of the 1994 Long Term Incentive Plan (the "1994 Plan"). The 1994 Plan provides for the automatic grant of 10,000 Shares of restricted stock to each director who does not own or control, directly or indirectly, as many as 100,000 Shares of the Company and who is not an employee of the Company (hereinafter referred to as an "Independent Director"). The restricted stock vests 25% for each full year of service as an Independent Director with credit for past service back to May 28, 1993. An Independent Director shall be deemed to have served a full year only after he or she has served twelve consecutive months as a director of the Company during which he or she has attended not less than 75% of the meetings of the Board and of each Board committee of which he or she is a member. If at any time prior to completion of four full years of service, a director of the Company shall cease to meet the qualifications of an "Independent Director," the unvested and restricted shares shall immediately be forfeited to the Company.



     Messrs. Brammer, Gonsoulin and Purkey each currently holds 10,000 Shares of restricted stock, of which 25% are vested (30,000 Shares in the aggregate, of which 15,000 Shares are vested.)


Organization of the Board of Directors

     The Board is responsible for the overall affairs of the Company. To assist it in carrying out its duties, the Board has delegated certain authority to an Audit Committee and a Compensation Committee. During 1994, the Board held five meetings. All of the directors attended at least 75% of the meetings of the Board.


     During 1994, the Audit Committee consisted of Messrs. Brammer, Gonsoulin, and Purkey. Mr. Hoag also was appointed to the Audit Committee in 1995. The Audit Committee is responsible for reviewing the Company's financial results, the scope of results of audits, and the evaluation of the system of internal controls. It also recommends the appointment of the Company's outside auditors and reviews their procedures for ensuring compliance with the Company's policies on conflict of interest. The Audit Committee met once during 1994.



     During 1994, the Compensation Committee consisted of Messrs. Brammer, Gonsoulin and Purkey. Mr. Hoag also was appointed to the Compensation Committee in 1995. Such committee met two times during 1994. The function of the Compensation Committee is to review and recommend to the Board compensation of key employees and to administer the 1994 Plan.

                       EXECUTIVE OFFICERS OF THE COMPANY

Current Executive Officers

     The executive officers of the Company, their respective ages, positions held and approximate tenure as officers are as follows:


                                                                                                            Tenure as
                                                                            Position(s) Held                Officer of
     Name                                             Age                   With the Company               the Company
------------------------------------------------  -----------  ------------------------------------------  ------------
Danny J. Adair..................................          51   President and Chief Executive Officer          15 years
Ken D. Latiolais................................          48   Vice President--Production                     11 years
J. Roane Ruddy..................................          41   Chief Financial Officer                         3 years
S. Craig Noble..................................          49   Vice President--Technical                      11 years


Executive Compensation


     The Summary Compensation Table below includes individual compensation information for the Chief Executive Officer and the three other executive officers of the Company during the years ended December 31, 1992, 1993 and 1994.

                           Summary Compensation Table


                                                                                          Annual Compensation
                                                                                  -----------------------------------
                                                                                    Year      Salary(1)      Bonus
                                                                                  ---------  -----------  -----------
Danny J. Adair, President and Chief Executive Officer...........................       1994  $   203,740  $    71,506
                                                                                       1993      202,215      135,679(2)
                                                                                       1992      201,435       86,000

Ken D. Latiolais, Vice President--Production....................................       1994      103,863       23,643
                                                                                       1993      103,267       12,000
                                                                                       1992      102,646       12,000

J. Roane Ruddy, Chief Financial Officer.........................................       1994       90,725       23,400
                                                                                       1993       79,759       28,000
                                                                                       1992       69,916       38,000

S. Craig Noble, Vice President--Technical.......................................       1994       83,500       21,866
                                                                                       1993       84,104       12,000
                                                                                       1992       83,918       12,000

---------------

(1) The amounts shown include compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers. Interest accrued on such deferred compensation at rates which are below applicable market rates. During the fourth quarter of 1994, the Company terminated its deferred compensation plan.

(2) Includes the cash surrender value ($49,679) of a key-man whole life insurance policy on Mr. Adair's life, which was transferred to Mr. Adair following the Company's election during 1993 to convert such coverage to term insurance. Upon transfer, the beneficiary of the policy was changed from the Company to a family member of Mr. Adair.

Stock Options

     During 1994, no stock options were granted to or exercised by any of the individuals named in the Summary Compensation Table. Messrs. Latiolais, Noble and Ruddy hold options to purchase 40,000, 35,000 and 15,000 shares, respectively, which are exercisable at prices ranging from $4.80 to $9.75 per share. Based on the closing price of the Shares on the American Stock Exchange on December 31, 1994 ($7.12 per share), the value at that date of in-the-money options was $23,200 for each of Messrs. Latiolais and Noble and $34,800 for Mr. Ruddy. Mr. Adair currently is not eligible to participate in any long term incentive plans or programs based on Shares. See "Certain Relationships and Related Transactions."

Board Report on Executive Compensation

     In December 1993, the Compensation Committee of the Board adopted the Executive Annual Cash Incentive Plan.

     Compensation Objectives. The principal objective of the Company's Executive Annual Cash Incentive Plan is to provide a competitive executive-level total remuneration package which will:

        . enable the Company to successfully recruit and retain key executives who have the competence, vision, and leadership to achieve the Company's operational and strategic objectives;

        . link executive rewards to increases in shareholder value;

        . reward executives who demonstrate initiative, perform successfully, and assume accountability; and

        . reinforce the Company's culture of cooperation among executives.

To these ends, it is the policy of the Company that executives' base salary should be at or above the market average; that annual "target" incentive plan opportunities should be above the market average for achievement of "stretch" objectives; and that benefits and perquisites should reflect competitive standards in the industry and applicable geographic areas.

     Components of the Company's Executive Compensation. The Compensation Committee believes that the Company's executive compensation program should be composed of three basic components, namely a fixed component which is the executive officer's base salary, and two performance-based components, one being a cash productivity bonus and the other being long-term performance awards based on Shares.

     Base Salary. Based on a survey of manufacturing companies with revenues comparable to those of the Company, consideration of job responsibility, experience and performance, eligibility to participate in stock-based incentive programs, factors contributing to the Company's recent overall performance, and such other factors and considerations as the Compensation Committee deems appropriate, it is believed that the Chief Executive Officer of the Company should have a base salary near the midpoint of that position's base salary range shown in the survey. Accordingly, the Compensation Committee authorized for 1994 a base salary for the Company's Chief Executive Officer of $230,000, an increase of $28,000 or approximately 14% from his base salary in 1993. Base salaries for the Company's other executive officers for 1994 were authorized at levels which are slightly above or below the midpoint of their respective positions' base salary ranges reflected in the Company's survey. The Compensation Committee does not expect to consider or adjust base salary levels other than on an annual basis.

     Cash Productivity Bonuses. During 1994, in accordance with the Executive Annual Cash Incentive Plan, each participant, in addition to his base salary, had the opportunity to earn a special target incentive award. Each participant's target incentive is equal to a specified percentage of his base salary ranging from 10% to 60%, depending on the individual's performance in achieving his specific objectives. These objectives were established by the Compensation Committee at the beginning of 1994, and were weighed based on the Compensation Committee's determination as to the relative importance of each objective. The plan requires that the Company achieve a minimum level of profits for each plan year (for 1994, 70% of budgeted profits) in order for earned incentive awards for the plan year to be paid to participants. In December 1994, the Compensation Committee evaluated each participant in terms of his success in achieving each of his plan objectives and his cash productivity bonus was paid accordingly.

     In evaluating the cash productivity bonus for the Chief Executive Officer of the Company for 1994, the Compensation Committee placed most of its emphasis on the performance objectives which were set earlier in the year. The objectives focused primarily on 1994 earnings and stock performance, but also included execution of the Company's marketing plan. Although earnings were down in 1994 from the previous year, the Company did make significant progress in preparing for its entry into the residential shingle market and in expanding its sales geographically. In accordance with the compensation philosophy and process described above, the Compensation Committee approved a cash productivity bonus of $71,506 (compared with $86,000 paid in 1993) for the Chief Executive Officer.


     1994 Long Term Incentive Plan. At the 1994 Annual Meeting, shareholders approved the adoption of the 1994 Plan. The 1994 Plan gives the Compensation Committee wide discretion in designing and implementing stock-based incentive awards to the Company's executive officers and other key employees. While the Compensation Committee has not yet established any formal performance measures or criteria, it is expected that many, if not most, of the awards made under the plan will be based upon such factors as targeted increases in shareholders' equity, cash flow, return on equity, return on assets and share price. The Compensation Committee may also select different performance measures for different performance periods and will have the discretion to adjust performance measures in any year during a performance period if, in the Compensation Committee's judgment, such performance measures have been affected by special factors, such as material changes in accounting policies or practices, material acquisitions or dispositions of property or other unusual and nonrecurring matters. The Compensation Committee similarly will report annually on the specific considerations given to the granting of other types of awards under the 1994 Plan.


     Limit on Deductibility of Compensation. Because of the Company's current compensation levels, the Compensation Committee has not addressed the Internal Revenue Code provisions that limit deductibility for federal income tax purposes of annual compensation in excess of $1.0 million for certain executive officers. There is an exception to this limit for certain performance-based compensation resulting from the achievement of performance goals that have been previously approved by shareholders. While the Compensation Committee does not anticipate that aggregate compensation by the Company to any of its executive officers will exceed the deductibility limit, it may in the future submit specific performance goals for shareholder approval in order to ensure that cash productivity bonuses and/or awards under the 1994 Plan or the Executive Annual Cash Incentive Plan qualify for the performance-based exception.

Performance Graph

     The following table shows a comparison of five year cumulative total return to shareholders for the Company, Standard & Poor's 500 Stock Index and Standard & Poor's Building Materials Group Index.






                                      [GRAPH]












* Assumes $100 invested on January 1, 1990.

      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 and the regulations of the Commission require the Company's executive officers and directors and persons who own more than 10% of Shares, as well as certain affiliates of such persons, to file initial reports of ownership and changes in ownership of such Shares with the Commission and the American Stock Exchange. Executive officers, directors and persons owning more than 10% of the Shares are required by the Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms reviewed by it and representations that no other reports were required for those persons, the Company believes that, during the year ended December 31, 1994, all filing requirements applicable to its executive officers, directors, and owners of more than 10% of the Shares were complied with.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     The Company retained First Southwest Company, a holder of approximately 8.0% of the Shares of the Company, to render financial advisory services to the Board in connection with the Offer and the Merger. Pursuant to the Engagement Letter dated December 29, 1994, and amended on September 15, 1995, between the Company and First Southwest Company (the "Engagement Letter"), First Southwest Company will receive approximately $587,500 in connection with the transactions contemplated in the Shareholders Agreement and the Merger Agreement (assuming total consideration, including debt assumed, of $65 million), plus an additional fee equal to $125,000, payable promptly in cash upon delivery to the Company by First Southwest Company of its opinion as to whether or not the consideration proposed to be received by the shareholders of the Company in the transaction is fair from a financial point of view to such shareholders. In addition, the Company agreed to reimburse First Southwest Company, upon request, for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of their legal counsel and other advisors retained by First Southwest Company. The Company also agreed to indemnify First Southwest Company against certain liabilities in connection with its engagement or any modified or additional engagement by the Company of First Southwest Company.



     The Company entered into Key Employee Severance Agreements, dated as of May 9, 1995, and amended as of September 14, 1995 (the "Severance Agreements"), between the Company and each of Messrs. Adair, Latiolais, and Noble. The Severance Agreements provide that in the event of a change in control, if the employee is terminated (other than due to death, disability, for cause, prior to and unrelated to the change in control, or by employee other than for good reason or without the consent of the Board acknowledging that employee is entitled to the benefits provided in the Severance Agreement), within two years from the change in control the employee will be entitled to the following severance benefits: (i) an amount equal to two times the employee's annual base salary at the date of termination (less, in the event of employee's termination prior to a change in control, any severance awards paid to the employee by the Company prior to the change in control); (ii) an amount equal to the annual bonus, payable in cash and stock pursuant to the Company's Incentive Compensation Plan or all cash, at the option of the Company, for which the employee would be eligible, if any, assuming 100% of the bonus had been earned for the year in which a change in control occurred; (iii) certain earned but unpaid benefits, and (iv) continued life, medical and dental benefits for 24-months following termination for the employee and his dependents. Unless the employee is terminated earlier pursuant to the provisions therein, the Severance Agreements terminate on May 31, 1996 (subject to any severance obligations arising from a change in control occurring prior to such termination), if the Company provides notice of termination, or otherwise are subject to automatic one-year extensions until such notice is provided. On September 14, 1995, J. Roane Ruddy entered into a similar Severance Agreement with the Company. The Severance Agreements are attached as Exhibits to Schedule 14D-9 and incorporated herein by reference.


     The Company has also entered into Indemnification Agreements, dated as of May 1, 1995, with each of the current directors of the Company, pursuant to which the Company agreed to indemnify him for any costs, charges and expenses, judgments, fines and amounts paid in settlements actually and reasonably incurred by the indemnitee in connection with a proceeding against the indemnitee in his capacity as a director and/or officer; provided that the indemnitee has acted in good faith and in a manner he reasonably believes to be in the best interest of the Company. The Indemnification Agreements provide additional limitations on indemnification including, but not limited to, no indemnification for willful or intentional misconduct, for fines that the Company is prohibited by law from paying and are non-appealable, or for certain proceedings initiated by the indemnitee against the Company. A form of the Indemnification Agreements is attached as an Exhibit to the Schedule 14D-9 and is incorporated herein by reference.

     The Company entered into a three-year agreement (the "Employment Agreement") with Danny J. Adair, its President and Chief Executive Officer, which will become effective upon the earlier to occur of (i) consummation of the Offer and (ii) the Effective Time. If the Merger Agreement terminates in accordance with its terms and the Offer is not consummated, the Employment Agreement will terminate without liability of either party. Pursuant to the Employment Agreement, the Company has the right to terminate the executive's employment at any time, with or without cause, upon six months' prior written notice. In addition, the Company may terminate the executive's employment upon his "disability" or for "cause", as defined in the Employment Agreement. The Employment Agreement provides for the executive to receive base compensation in an amount not less than his current base compensation per annum, together with a discretionary bonus determined by the Board. In addition, the executive agreed that for a period of three years from the termination of his employment, he will not, directly or indirectly, engage in or become associated with any entity (or any affiliate thereof) engaged in the manufacture, distribution, marketing or sale of roofing or re-roofing products. Prior to the Effective Time, the Employment Agreement cannot be amended without the Purchaser's prior written consent. The Employment Agreement is filed as an Exhibit to the Schedule 14D-9 and is incorporated herein by reference.


     Pursuant to a Debt Restructuring and Non-Competition Agreement dated as of September 28, 1990, as amended December 31, 1993 (the "Debt Restructuring Agreement"), the Company holds Mr. Adair's secured promissory note in the principal amount of $2,803,000. The note was originally issued in substitution for, and in rearrangement and in extension of, certain secured promissory notes of Mr. Adair purchased by the Company in September 1990 from two banking institutions and a note previously issued by Mr. Adair to the Company. Mr. Adair's note is secured by, among other collateral, 814,521 Shares (constituting all of such stock owned by Mr. Adair). The note bears interest at the rate paid by the Company for funds borrowed under its senior credit facility and matures on December 31, 1996. Interest is payable quarterly. The note is prepayable at any time without penalty.


     In consideration of the foregoing financial accommodations, Mr. Adair has provided the Company with a comprehensive covenant not to compete which extends until the latter of (a) the third anniversary of the termination of Mr. Adair's employment as an executive officer of the Company or (b) repayment of the note; provided that if Mr. Adair's employment as an executive officer of the Company is terminated unilaterally by the Company without "cause," the covenant not to compete will expire upon repayment of the note. Mr. Adair will be deemed to have been terminated unilaterally by the Company without "cause" if he elects to resign from the Company within 90 days following a change in control of the Company. A change in control of the Company includes Mr. Adair's removal or replacement as the Company's Chief Executive Officer. Mr. Adair has agreed that in the event the Company elects to raise capital through an underwritten public offering of its Shares prior to maturity of the note, he will sell in such public offering a sufficient number of pledged Shares in order to enable him to prepay the note in full. Mr. Adair has also agreed that until the note is paid in full, he will not be eligible to participate in any long term incentive plans or programs based on Shares.


     The terms of Mr. Adair's note to the Company and the Debt Restructuring Agreement were approved by the disinterested directors of the Company based upon their determination, among others, that the Company and its remaining shareholders would sustain substantial, and perhaps irreparable, harm if Mr. Adair should lose the incentives represented by his equity interest in the Company as a result of foreclosures on the collateral securing the notes held by the two banking institutions. Such disinterested directors determined further that dispositions of the Company's Shares securing Mr. Adair's notes upon foreclosure would have been materially adverse to the interests of the Company and its remaining shareholders.

September 21, 1995

                                                U.S. INTEC, INC.

                                 EXHIBIT INDEX



                                                                                                          Sequentially
                                                                                                            Numbered
 Exhibit No.                                                                                                  Page
-------------                                                                                           -----------------
        *1.    Form of Offer to Purchase dated September 21, 1995.

        *2.    Form of Letter of Transmittal.

        *3.    Agreement and Plan of Merger, dated as of September 15, 1995, by and between Parent,
               Purchaser and the Company.

       **4.    Letter to Shareholders of the Company, dated September 21, 1995.

        *5.    Form of Press Release issued September 15, 1995.

       **6.    Opinion Letter to the Board of Directors of the Company from First Southwest Company, dated September 14, 1995 (attached as Annex I to Schedule 14D-9).

        *7.    Confidentiality Agreement, dated July 28, 1995, by Parent to Company.

        *8.    Shareholders Agreement, dated September 14, 1995, between Parent, Purchaser, FSC,
               Umphrey Family Limited Partnership, 490 Park Joint Venture, Danny J. Adair, Albert E.
               Brammer, Austin W. Gonsoulin, Robert G. Hoag, Ken D. Latiolais, S. Craig Noble, Richard
               Earl Purkey, Sr., J. Roane Ruddy, Hillel A. Feinberg, Debra J. Feinberg, Utley Group
               II, Paul M. Bass, Jr., and Michael J. Marz.

        *9.    Form of Indemnification Agreement between the Company and each of its directors.

       *10.    Severance Agreement, dated May 9, 1995, between the Company and Danny J. Adair, as amended by Amendment No. 1, dated September 14, 1995.

       *11.    Severance Agreement, dated May 9, 1995, between the Company and Ken D. Latiolais, as amended by Amendment No. 1, dated September 14, 1995.

       *12.    Severance Agreement, dated May 9, 1995, between the Company and Craig S. Noble, as amended by Amendment No. 1, dated September 14, 1995.

       *13.    Severance agreement, dated September 14, 1995, between the Company and J. Roane Ruddy.

       *14.    Employment Agreement, dated September 15, 1995, between the Company and Danny J. Adair.


---------------

 * Filed as an exhibit to Schedule 14D-9.

** Filed as an exhibit to Schedule 14D-9 and included with Schedule 14D-9 mailed to shareholders.